BlackRock Variable Series Funds, Inc.(the "Registrant"):
BlackRock U.S Government Bond V.I. Fund


77D (g)
Policies with respect to security investments

Effective August 12, 2013 the Principal Investment
Strategies of the Fund, under the "Fund Overview- Key Facts about BlackRock U.S. Government Bond V.I. Fund section, was amended to add the following:

Non-dollar denominated bonds purchased by the Fund are, at the time of purchase, rated in the four highest rating categories by at least one major rating agency (Baa or better by Moody's Investor Service, Inc. ("Moody's") or BBB or better by Standard & Poor's ("S&P") or Fitch Ratings
("Fitch")) or are determined by the Fund management team to be of similar quality. Securities rated in any of the four highest rating categories are known as "investment grade" securities.

As well as, under the "Details About the Funds" -How the Fund Invests-"Investment Process" was amended to add the following;

If the rating of a non-dollar denominated bond held by the Fund falls below investment grade, the management team will decide whether to continue to hold the security.

 and under "Principal Investment Strategies"

Non-dollar denominated bonds purchased by the Fund are, at the time of purchase, rated in the four highest rating categories by at least one major rating agency (Baa or better by Moody's Investor Service, Inc.
("Moody's") or BBB or better by Standard & Poors ("S&P") or
Fitch Ratings ("Fitch")) or are determined by the Fund management team to be of similar quality.
Securities rated in any of the four highest rating categories are known as "investment grade" securities.